UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Flat Rock Capital Corp.

(Name of Subject Company (Issuer))

Flat Rock Capital Corp.

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Robert K. Grunewald

Chief Executive Officer

Flat Rock Capital Corp.

1350 6th Avenue, 18th Floor

New York, NY 10019

(212) 596-3413

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Owen J. Pinkerton, Esq.

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, DC 20036

(202) 331-8800

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$2,901,471.72	$376.61

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 148,337 shares of common stock, par value $0.001 per share, of Flat Rock Capital Corp. at a price equal to $19.56 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for 10/1/2019 to 9/30/2020, equals $129.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $376.61	Filing Party: Flat Rock Capital Corp.
Form or Registration No.: Schedule TO	Date Filed: August 13, 2020

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2020, as amended by Amendment No. 1 to Schedule TO filed with the SEC on August 18, 2020, by Flat Rock Capital Corp. This Schedule TO relates to the offer by Flat Rock Capital Corp., a Maryland corporation (the “Company”), to purchase up to 148,337 shares of its issued and outstanding common stock, par value $0.001 per share (“Common Stock”), which amount represents 5% of the Company’s total issued and outstanding shares of Common Stock as of July 31, 2020, at a price equal to the net asset value per share on September 16, 2020 (the “Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 13, 2020 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 13, 2020 (as amended, the “Letter of Transmittal,” which, together with the Offer to Purchase, constituted the “Offer.”) The Offer expired at 11:59 P.M., Central Time, on September 16, 2020 (the “Expiration Date”). As of the Expiration Date, 103,686.793 shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased all 103,686.793 shares of Common Stock validly tendered and not withdrawn at a price equal to $19.97 per share for an aggregate purchase price of approximately $2,070,625.26.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

Flat Rock Capital Corp.

By:	/s/ Robert K. Grunewald
Name:	Robert K. Grunewald
Title:	Chief Executive Officer